Oppenheimer Quest Balanced Value Fund ROCSOP

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 2002, amounts have been reclassified to reflect an increase in overdistributed net investment income of $155,264. Accumulated net realized loss on investments was decreased by the same amount. Net assets of the Fund were unaffected by the reclassifications.